EXHIBIT (d)(3)

STRICTLY CONFIDENTIAL

June 4, 2009
Hisamitsu Pharmaceutical Co., Inc.
1-11-1 Marunouchi
Chiyoda-ku, Tokyo 100-6221
Japan

Attention:  Mr. Hirotaka Nakatomi
  President and Chief Executive Officer

Dear Mr. Nakatomi:

In connection with a possible acquisition of Noven Pharmaceuticals, Inc. (the “Company”) by Hisamitsu Pharmaceutical Co., Inc. (“Hisamitsu”) or one of its subsidiaries (the “Acquisition”), and in recognition of the fact that Hisamitsu will be dedicating significant time, effort and resources in order to perform its due diligence and evaluate the proposed Acquisition, the Company and Hisamitsu hereby agree as follows:

During the period (the “Exclusivity Period”) beginning on the date hereof and ending at 5:00 p.m., New York City time, on July 1, 2009 (the “Termination Date”), the parties shall negotiate in good faith the terms of a definitive agreement in connection with the Acquisition. During the Exclusivity Period, the Company shall not, nor shall it permit any of its officers, directors, agents, advisors (including legal and financial advisers), representatives or affiliates to, (a) directly or indirectly solicit, initiate or knowingly encourage the submission of any Company Takeover Proposal (as defined below), (b) enter into any agreement or understanding with respect to any Company Takeover Proposal or (c) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or that could reasonably be expected to lead to, any Company Takeover Proposal; provided that nothing contained in this letter agreement shall prohibit or otherwise restrict (i) the Company’s investor relations activities conducted in the ordinary course of business, (ii) any action or activity relating to, or the ability of the Company to engage in discussions or negotiations regarding, employee and director equity compensation arrangements of the Company and (iii) any ordinary course action or activity relating to the administration of the Company’s insider trading policy.

As used herein, “Company Takeover Proposal” means any inquiry, proposal or offer from any person (other than Hisamitsu) or group relating to (a) any direct or indirect acquisition or purchase, in a single transaction or a series of transactions, of (i) 5% or more (based on the fair market value thereof, as determined by the board of directors of the Company) of the assets of the Company and its subsidiaries, taken as a whole, or (ii) 10% or more of the outstanding shares of any class of capital stock of the Company or (b) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company, any of its subsidiaries or Vivelle Ventures LLC. For the avoidance of doubt, “Company Takeover Proposal” shall not include an Offering Notice (as defined in the Limited Liability Company Operating Agreement dated as of May 1, 1999, by and between Novartis Pharmaceuticals Corporation and the Company (as amended from time to time, the “LLC Operating Agreement”)) or any inquiry, proposal or offer from Novartis Pharmaceuticals Corporation relating to the acquisition or purchase of the Company’s Interest (as defined in the LLC Operating Agreement) or any discussions or negotiations with Novartis Pharmaceuticals Corporation regarding the foregoing.

During the Exclusivity Period, the Company hereby agrees that it will not serve upon Novartis Pharmaceuticals Corporation an Offering Notice without the prior written consent of Hisamitsu.

During the Exclusivity Period, so long as the parties remain engaged in discussions and negotiations regarding the Acquisition, the Company will provide Hisamitsu and its representatives with reasonable access, during regular business hours and upon reasonable prior notice, to the properties, facilities and personnel of the Company, its subsidiaries and Vivelle Ventures LLC and to all financial statements, contracts, books, records and other relevant information pertaining thereto, all as reasonably requested by Hisamitsu or any of its representatives in order to perform their due diligence investigation; provided that the Company may withhold access if it determines, in its sole discretion, that the withholding of such access is reasonably necessary to maintain a confidential transaction process.

This letter agreement shall automatically terminate on the Termination Date.

Each of the parties agrees that no contract, agreement or commitment with respect to the Acquisition or any other transaction shall exist or be deemed to exist by virtue of this letter agreement, any other written or oral expression with respect to the Acquisition, whether sent before, after or simultaneously with this letter agreement, or otherwise unless and until a definitive agreement related thereto has been duly executed and delivered.

Each of the parties agrees that monetary damages would not be a sufficient remedy for any breach of this letter agreement by the other party and that the non-breaching party shall be entitled to equitable relief, including an injunction or injunctions and specific performance, as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for a breach by either party of this letter agreement but shall be in addition to all other remedies available at law or in equity.

During the Exclusivity Period, the Company shall promptly notify Hisamitsu orally and in writing of receipt by the Company of any Company Takeover Proposal or any inquiry with respect to any Company Takeover Proposal.

Each of the parties acknowledges and agrees that this letter agreement shall be treated as confidential in accordance with the terms and conditions of the Confidentiality Agreement dated June 25, 2008, between the parties.

This letter agreement may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the parties hereto. This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this letter agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this letter agreement.

This letter agreement shall be governed and construed in accordance with the laws of the State of New York (without giving effect to the principles of conflict of laws thereof), and the parties hereto agree to submit to the exclusive jurisdiction of the courts thereof in connection with any dispute arising in connection with this letter agreement.

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Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement between us and Hisamitsu.

Sincerely,

NOVEN PHARMACEUTICALS, INC.

By:	/s/ Peter Brandt
Name:     Peter Brandt

Title:	President and Chief Executive
Officer

AGREED AND ACKNOWLEDGED as of the date first written above.

HISAMITSU PHARMACEUTICAL CO., INC.

By:	/s/ Hirotaka Nakatomi
Name:     Hirotaka Nakatomi

Title:	President and Chief Executive
Officer

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